CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
16 June 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____ .)

ASX/Nasdaq Media Release	16 June 2009
Phase 3 Cystic Fibrosis Trial Results presented at European Conference
Pharmaceutical company Pharmaxis (ASX:PXS, Nasdaq:PXSL) is pleased to announce that additional results of its recently completed international Phase III trial of Bronchitol in patients with cystic fibrosis have been presented at the 2009 European Cystic Fibrosis Conference in Brest, France.
The results were presented to the conference on Friday 12 June by Dr Diana Bilton of the Royal Brompton Hospital, London.
The trial was a multi-centre, randomised, double blind, placebo controlled, 26 week study, with an optional further 6 month open label uncontrolled period. It was conducted in 40 centres in the United Kingdom, Ireland, Australia and New Zealand.
The primary endpoint of the trial was to assess whether Bronchitol improves lung function as measured by a change in FEV1 when administered twice per day for six months.

The key secondary endpoint of the trial was to assess whether Bronchitol further improves lung function in patients already being treated with the most commonly used CF therapeutic, rhDNase. Additional endpoints included changes in the Forced Vital Capacity of the lung, pulmonary exacerbations and antibiotic use.
Safety evaluation included the incidence of adverse events and the microbiology of sputum samples.
Clinical Results
•	There was a clinically meaningful change from baseline (119mL) and placebo (93mL) at week 26 with Bronchitol for FEV1 (p<0.001). Importantly, treatment with Bronchitol showed an immediate and sustained improvement in lung function (FEV1) over the 26 weeks (p<0.001).
•	For the subgroup of patients on concomitant rhDNase there was also a significant improvement in FEV1 from baseline (88mL) and from placebo (109mL) at week 26 with Bronchitol (p=0.001). Again, there was an immediate and sustained improvement in FEV1 over the 26 week period of the study (p=0.003).
•	While the study was not powered to show a reduction in the secondary endpoint of exacerbation, the rate of a protocol defined pulmonary exacerbation (PDPE) per subject for the 26 weeks was lower for Bronchitol versus control: overall reduction in rate of 25% (p=0.2).
•	There was a non significant increase in time to first PDPE (p=0.1) for the Intention to Treat group, however, for the Per Protocol population, i.e. those who were mostly compliant with therapy and stayed in the study, there was a significant increase in time to first PDPE (p=0.026).

•	There was a clinically meaningful change from baseline (129mL) and control (113mL) at week 26 with Bronchitol for Forced Vital Capacity (FVC) of the lung (p=0.002). Additionally, treatment with Bronchitol showed an immediate and sustained improvement in lung capacity (FVC) over the 26 week treatment period (p<0.001).
Safety
•	There was a similar number of adverse events and serious adverse events per treatment group, with no deaths in the study.
•	Respiratory adverse events that were more common with Bronchitol compared with placebo, included cough (25.4% versus 20.3%), haemoptysis (11.9% versus 8.5%) and pharyngolaryngeal pain (13.6% versus 4.2%).
•	There were similar rates between the groups for adverse events of particular interest including: wheezing, asthma, bronchospasm (Bronchitol 4.5% versus 5.9%).
•	At screening 7% of patients were ineligible to participate due to suspected undiagnosed hyperreactive airway disease.
•	Overall infections were lower in the Bronchitol group (39% versus 47.5%).
•	There was no difference in microbial growth for specific microorganisms between treatment groups, confirming that Bronchitol does not contribute to the bacterial load in the lung.
Bronchitol has received Orphan Drug Designation and fast track status for cystic fibrosis from the U.S. Food and Drug Administration and Orphan Drug Designation from the European Medicines Agency.
A more detailed account of the results of the trial are planned to be presented at the North American Cystic Fibrosis conference in Minneapolis in October.
#ends#
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 16 November 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer